April 26, 2006

Via Facsimile (914) 833-1068 and U.S. Mail

Lawrence J. Goldstein
SMP Asset Management, LLC
1865 Palmer Avenue
Larchmont, NY 10538

Re:	Warwick Valley Telephone Company
Additional Definitive Proxy Soliciting Materials
Filed April 13, 2006 by Lawrence J. Goldstein, Santa Monica
Partners,
L.P.
	and SMP Asset Management, LLC
File Number 0-11174

Dear Mr. Goldstein:

      We have the following comments on your filing.

Additional Definitive Proxy Soliciting Materials
1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your disclosure in the fifth paragraph of this section in which you state that Mr. Gareiss has "falsely accused" you of being a hedge fund that seeks "quick profits." We also note the disclosure in the seventh paragraph with respect to management`s prediction of "another decline" and that Warwick`s portfolio of passive investments has annually earned "substantial cash."
2. We note that as of November 24, 2003, when you filed your first
Schedule 13D with respect to Warwick, you held no shares beneficially. Provide the support requested in the comment above for your assertion "[a]fter five years of watching Warwick suffer declining operating profits..." Alternatively, confirm that in future soliciting materials, you will clarify that during the five-year period you describe, you did not always hold shares of Warwick common stock.
3. Your disclosure that Warwick`s board of directors has "authorized throwing the good cash earned from the OCP down the drain..." (and the remainder of that paragraph) imply that the board of directors did not fulfill its fiduciary duties. Similarly, disclosure that Warwick`s board "prefers to spend money on interest payments on a bank loan which is not presently needed" implies a similar lack of fulfillment of the board`s fiduciary duties. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. Additionally, provide supplemental support for your statements.
4. Please explain to us supplementally what you mean by stating that
Mr. Collado, Mr. DeLuca and Mr. Knipp all resigned for "personal reasons." Also, confirm that you will include this explanation in future soliciting materials.
5. Please provide us supplemental support for your disclosure in the paragraph with the subheading "In Closing" attributed to Mr. Gareiss.
6. Please explain the meaning of your statement that the current director nomination process is "completely undemocratic behavior and clearly not the American way." Also, given that statements of this type may impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct with respect to the company`s directors, confirm that you will avoid making statements of this type in future soliciting materials.

Closing Comments

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

	Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions
Lawrence J. Goldstein
SMP Asset Management, LLC
April 26, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE